Exhibit 99.1

Onion Global Limited Announces Second Quarter 2021 Unaudited Financial Results

Guangzhou, China, August 17, 2021 - Onion Global Limited (“Onion Global” or the “Company”)1 (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands to young people in China and across Asia, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter 2021 Financial Highlights

•	Total revenues were RMB696.4 million (US$107.9 million) in the second quarter of 2021, compared to RMB1,096.8 million in the same period of 2020.

•	Gross profit was RMB156.2 million (US$24.2 million), compared with that of RMB252.6 million in the same period of 2020.

•	Net loss attributable to ordinary shareholders was RMB332.4 million (US$51.5 million), compared with net income of RMB41.1 million in the same period of 2020.

•

Non-GAAP net income[2] attributable to ordinary shareholders was RMB48.4 million (US$7.5 million), compared with that of RMB41.1 million in the same period of 2020. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Second Quarter 2021 Operational Highlights

•	Total GMV[3] generated by the sales of the Group was RMB798.5 million (US$123.7 million) in the second quarter of 2021, compared to RMB1,253.9 million in the same period of 2020.

•	Total GMV generated by sales of our private label brands was RMB31.8 million (US$4.9 million), representing a significant increase of 241.9% from RMB9.3 million in the same period of 2020.

•

As of and for the twelve months ended June 30, 2021, the total number of key opinion consumers (“KOCs”), total number of active KOCs[4], and total number of active buyers[5] was 733.5 thousand, 500.3 thousand, 1.6 million, respectively.

•	As of June 30, 2021, the total number of brands of the Group reached 4,195, while the total number of private label brands of the Group reached 27.

Recent Developments

“During the first half of 2021, we made great progress on several fronts. In May, we successfully completed our initial public offering and listed on the New York Stock Exchange. Our debut in the global capital markets provides us with more opportunities, resources, and capital to drive our Company’s businesses. We remain fully committed to the mission of “Becoming the Dream Factory of Lifestyle Brands” and devote our entire effort to developing our own private label brands and strategic brands. We also continued to expand our premium product offerings to consumers. As of June 30, 2021, the number of our private label brands and strategic brands reached 27 and 111, respectively. We are also pleased to see the growing contribution from our private label brands and strategic brands to our total GMV. During the second quarter of 2021, the GMV of our private label brands and strategic brands, collectively, accounted for 43.8% of the Group’s total GMV compared with 30.5% in the same period of 2020.” commented Mr. Cong (Kenny) Li, Founder and CEO of Onion Global Limited.

“As we continued to progress, we are witnessing some market challenges such as increasing difficulties in online consumer acquisition, and rising user acquisition costs. We witnessed this challenge early on and were prepared with strategic plans. For example, to further improve our user acquisition capabilities, we lowered the threshold of subscription service fees for KOCs and optimized their incentive mechanisms. The industry and economic environment have also become more challenging this year. We have observed intense price competition in the e-commerce industry, while the global economy remains in a recovery period. The capacity of our distribution channels was affected by the industry and economic environment to some extent. To optimize our distribution channels, we will continue to enhance the types of distribution channels and further activate and improve the marketing capabilities of our existing KOCs. With respect to our products, we have developed a comprehensive plan to focus on the depth and breadth of the brands, develop and introduce more private label brands and continue to explore new strategic brands with clear potential to stimulate market vitality. Although these optimization measures affected our financial performance in the short term, we believe these efforts will play a positive role to the Group’s strategic development in the long term.” Mr. Li further commented.

“Despite the headwinds, we firmly believe that our strong market sense, agile nature, and excellent execution capabilities will bring us to the next milestone. We remain fully committed to meeting the needs of our users by creating more channels and penetrating everyone’s life with our products, services, and culture. Being only a five-year-old company, we are still in the nascent stages of our development but continue to drive forward with optimism and passion.”

Second Quarter 2021 Financial Results

Total Revenues were RMB696.4 million (US$107.9 million) compared with total revenues of RMB1,096.8 million in the same period of 2020. The decreases were primarily due to a decline in the performance of the existing business modules as the Group deployed more resources into expanding the development of private label brands and new distribution channels.

•	Product revenues were RMB663.9 million (US$102.9 million), compared with RMB1,037.4 million in the same period of 2020.

•	Service revenues were RMB32.5 million (US$5.0 million), compared with RMB59.4 million in the same period of 2020.

Cost of revenues was RMB540.2 million (US$83.7 million), representing a decrease of 36.0% from RMB844.2 million in the same period of 2020, which is in line with the decrease in product revenues.

Gross profit was RMB156.2 million (US$24.2 million), compared to gross profit of RMB252.6 million in the same period of 2020.

Gross margin was 22.4%, compared with 23.0% in the same period of 2020.

Fulfillment expenses were RMB43.7 million (US$6.8 million), a decrease of 12.8% from RMB50.2 million in the same period of 2020. The decrease was in line with the decrease in product revenues and was partially offset by higher unit prices for domestic packaging and express logistics. We have engaged with superior logistics service providers compared to last year to provide better service quality to our customers.

Technology and content expenses were RMB12.1 million (US$1.9 million), an increase of 140.5% from RMB5.0 million in the same period of 2020. The increase was primarily attributable to an increase in research and development talents.

Selling and marketing expenses were RMB55.3 million (US$8.6 million), a decreased of 54.6% from RMB121.9 million in the same period of 2020. During the quarter, we analyzed the effectiveness of the existing distribution channels, and reduced inefficient channels resulting in the optimization of the existing distribution channel system.

General and administrative expenses were RMB379.7 million (US$58.8 million), compared to RMB12.4 million in the same period of 2020. The increase was primarily due to share-based compensation expenses and professional service fees related to the Initial Public Offering.

Total loss from operations was RMB333.1 million (US$51.6 million), compared with total income of RMB63.5 million in the same quarter of 2020.

Net loss attributable to ordinary shareholders was RMB332.4 million (US$51.5 million) or 47.7% net loss margin, compared to net income attributable to ordinary shareholders of RMB41.1 million or net margin of 3.7% in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders was RMB48.4 million (US$7.5 million), compared to RMB41.1 million in the same period of 2020. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited. Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

Basic and diluted Losses per share6 was RMB36.0 (US$5.6), compared with earnings per share of RMB5 in the same quarter of 2020.

As of June 30, 2021, the Company had cash and cash equivalents of RMB433.5 million (US$67.1 million), compared to RMB273.2 million as of March 31, 2021. Short-term investments, as of June 30, 2021, decreased to RMB31.3 million (US$4.8 million) from RMB85.0 million as of March 31, 2021, as the Company redeemed certain short-term financial products in the second quarter of 2021.

Business Outlook

For the third quarter of 2021, the Company expects total revenues to be between RMB720 million and RMB760 million, representing a year-over-year decrease of 31% to 27%. This forecast reflects the strategic initiatives of the Group this year which is investing in growth, and is subject to change. We will invest more resources in the development of our private label brands and establishing new distribution channels. With the shifting of resources, the performance of our existing core business modules is expected to decline. The development of private label brands requires a certain incubation time, and the establishment of new distribution channel system is an exploratory process, so we expect this strategic investment period to last for the near term.

Definitions

1.

“we,” “our,” “Onion Global”, the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of VIE.

2.

Non-GAAP net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

3.

“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system.

4.	“active KOCs” refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period.

5.

“active buyers” refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs.

6.	Ten ADSs represent one ordinary share.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this announcement, were made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as certified for customs purposes in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP net income attributable to ordinary shareholders. Non-GAAP net income attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews this non-GAAP financial measure together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-13801110739

In United States:

Christensen

Ms.Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	241,706	433,497	67,140
Restricted cash	8,014	—	—
Short-term investments	103,217	31,302	4,848
Accounts receivable, net	9,433	11,733	1,817
Inventories, net	442,628	595,524	92,235
Loans receivable, net	5,575	2,500	387
Prepayments and other current assets	189,812	412,722	63,922
Amounts due from related parties	9,358	10,228	1,584

Total current assets	1,009,743	1,497,506	231,933

Non-current assets:
Long-term investments	4,990	7,667	1,187
Property and equipment, net	15,594	18,386	2,848
Intangible assets	—	25,943	4,018
Other non-current assets	—	1,590	246
Deferred tax assets	6,207	14,426	2,234
Goodwill	22,778	22,778	3,528

Total non-current assets	49,569	90,790	14,061

Total assets	1,059,312	1,588,296	245,994

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	24,200	102,104	15,814
Accounts payable	145,995	230,168	35,648
Customer advances and deferred revenue	174,456	125,413	19,424
Amounts due to related parties	—	765	118
Income tax payable	37,969	16,573	2,567
Accrued expenses and other liabilities	233,587	242,376	37,539

Total current liabilities	616,207	717,399	111,110

Non-current liabilities:
Long-term loan	1,199	1,143	177

Total non-current liabilities	1,199	1,143	177

Total liabilities	617,406	718,542	111,287

Shareholders’ equity:
Ordinary shares	5	—	—
Class A ordinary shares	—	6	1
Class B ordinary shares	—	6	1
Additional paid-in capital	833,855	1,587,381	245,854
Statutory reserves	9,984	9,983	1,544
Accumulated deficit	(408,099)	(731,594)	(113,309)
Accumulated other comprehensive loss	566	(1,107)	(171)

Onion Global Limited shareholders’ equity	436,311	864,675	133,920

Non-controlling interests	5,595	5,079	787

Total shareholders’ equity	441,906	869,754	134,707

Total liabilities and shareholders’ equity	1,059,312	1,588,296	245,994

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Total revenues	1,096,794	696,442	107,865	1,806,167	1,365,340	211,464

Operating cost and expenses:
Cost of revenues	(844,204)	(540,235)	(83,672)	(1,365,739)	(1,083,464)	(167,807)
Fulfillment expenses	(50,194)	(43,747)	(6,776)	(89,173)	(82,706)	(12,810)
Technology and content expenses	(5,047)	(12,140)	(1,880)	(9,222)	(20,480)	(3,172)
Selling and marketing expenses	(121,894)	(55,289)	(8,563)	(185,994)	(104,758)	(16,225)
General and administrative expenses	(12,364)	(379,708)	(58,809)	(22,239)	(401,447)	(62,176)

Total operating cost and expenses	(1,033,703)	(1,031,119)	(159,700)	(1,672,367)	(1,692,855)	(262,190)

Other operating income	363	1,565	242	507	2,347	364

Total income/(loss) from operations	63,454	(333,112)	(51,593)	134,307	(325,168)	(50,362)

Other (expenses)/income:
Interest income	1,792	1,830	283	3,533	2,812	436
Interest expense	(156)	(379)	(59)	(160)	(952)	(147)
Foreign exchange (loss)/gain, net	(14,461)	3,957	613	(15,422)	6,689	1,036
Other income/(expenses), net	157	(855)	(132)	910	261	40

Total other (expenses)/income	(12,668)	4,553	705	(11,139)	8,810	1,365

Income/(loss) before income taxes and share of income/(losses) from equity method investments	50,786	(328,559)	(50,888)	123,168	(316,358)	(48,997)

Income tax expenses	(10,046)	(4,052)	(628)	(22,629)	(7,855)	(1,217)

Income/(loss) before share of income/(losses) from equity method investments	40,740	(332,611)	(51,516)	100,539	(324,213)	(50,214)

Share of (loss)/income from equity method investments	(200)	97	15	(4,747)	153	24

Net income/(loss)	40,540	(332,514)	(51,501)	95,792	(324,060)	(50,190)

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	40,540	(332,514)	(51,501)	95,792	(324,060)	(50,190)
Less: net losses attributable to non-controlling interests	(513)	(79)	(12)	(550)	(565)	(88)

Net income/(loss) attributable to Onion Global Limited	41,053	(332,435)	(51,489)	96,342	(323,495)	(50,102)

Net income/(loss) attributable to ordinary shareholders	41,053	(332,435)	(51,489)	96,342	(323,495)	(50,102)

Earnings/(loss) per share:
Ordinary shares - basic and diluted	5	—	—	12	—	—
Class A ordinary shares - basic and diluted	—	(36)	(6)	—	(38)	(6)
Class B ordinary shares - basic and diluted	—	(36)	(6)	—	(38)	(6)
Weighted average shares outstanding used in earnings/(loss) per share computation:
Ordinary shares - basic and diluted	7,993,846	—	—	7,993,846	—	—
Class A ordinary shares - basic and diluted	—	4,387,905	4,387,905	—	3,774,285	3,774,285
Class B ordinary shares - basic and diluted	—	4,840,000	4,840,000	—	4,840,000	4,840,000
Other comprehensive income/(loss):
Unrealized gains on available-for-sale investments	423	—	—	423	—	—
Foreign currency translation adjustments net of tax of nil	(36)	(299)	(46)	(514)	(1,623)	(251)

Total other comprehensive income/(loss), net of tax of nil	387	(299)	(46)	(91)	(1,623)	(251)

Comprehensive income/(loss)	40,927	(332,813)	(51,547)	95,701	(325,683)	(50,441)
Less: comprehensive (loss)/income attributable to non-controlling interests	(259)	214	33	(663)	(516)	(80)

Comprehensive income/(loss) attributable to Onion Global Limited	41,186	(333,027)	(51,580)	96,364	(325,167)	(50,361)

ONION GLOBAL LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) attributable to ordinary shareholders	41,053	(332,435)	(51,489)	96,342	(323,495)	(50,102)
Less: Share-based compensation expenses	—	(343,093)	(53,138)	—	(343,093)	(53,138)
Less: Listing related expenses	—	(37,717)	(5,842)	—	(42,031)	(6,510)

Non-GAAP net income attributable to ordinary shareholders	41,053	48,375	7,491	96,342	61,629	9,546